# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CBAK Energy Technology, Inc., CIK 0001117171
CUSIP: 14986C102
Title of class of securities: COMMON STOCK, PAR VALUE $0.001
Address of issuer's principal executive offices: BAK Industrial Park, Meigui Street, Huayuankou Economic Zone, Dalian, China (F4), 116450
Date of event which requires filing of this statement: 09/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001764910

## Reporting persons
- Dawei Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 3,733,359; shared voting power 0; sole dispositive power 3,733,359; shared dispositive power 0; aggregate amount beneficially owned 3,733,359 (4.21% of the class)

## Item 1. Issuer
Name of issuer: CBAK Energy Technology, Inc.
Address of issuer's principal executive offices: BAK Industrial Park, Meigui Street, Huayuankou Economic Zone, Dalian, China 116450

## Item 2. Person Filing
Name of person filing: Dawei Li
Address of principal business office or, if none, residence:
No. 11 Meigui Street (East)
Huayuankou Economic Zone, Dalian, China 116450
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,733,359
Percent of class: The 3,733,359 shares of common stock represent approximately 4.21% of the Issuer's outstanding common stock based on 88,645,836 shares of the Issuer's common stock outstanding as of September 17, 2025.
Sole power to vote or to direct the vote: 3,733,359
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,733,359
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dawei Li: /s/ Dawei Li, Dawei Li (09/25/2025)